

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

December 16, 2005

Via Facsimile and US Mail

Anders Igel
President and CEO
TeliaSonera AB
Sturegatan 1
SE-106 63
Stockholm, Sweden

> **Re: TeliaSonera AB**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed April 7, 2005**
> **File No. 0-50121**

Dear Mr. Igel:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from public media sources that you may have existing or anticipated operations associated with Iran, Syria and Sudan, which are countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass

destruction and missile programs. With a view to disclosure, please address the materiality of your contacts with these countries in light of their status as state sponsors of terrorism. Your response should describe all current, historical and anticipated operations in, and contacts with, these countries, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders.

2.   In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Syria, Iran and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Among factors that you may deem important to your qualitative materiality analysis, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. We also note that Harvard University, Stanford University, Dartmouth College, and the University of California system have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Robert Littlepage
        Division of Corporation Finance